FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2009

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

The Royal Bank of Scotland Group plc ('RBS') - Press Release

Released 21-Sep-2009

RBS notes recent press comments regarding its participation in the Asset Protection Scheme ("APS") and any associated capital raising. RBS is currently in negotiations with Her Majesty's Government regarding finalisation of the terms of the scheme, which will be subject to approval by the European Commission.

As part of our overall assessment of the APS, ahead of the Board of RBS making a recommendation to shareholders, the Group is considering whether there are any partial alternatives to the issuance of 'B' shares to the Government. These considerations are tentative only and there are no firm plans to put to the Board or the shareholders of RBS at the current time.

For further information, please contact:

Richard O'Connor
Head of Investor Relations
TEL: +44 (0) 20 7672 1758

Andrew McLaughlin
Group Director, Communications
TEL: +44 (0) 131 626 3868

Neil Moorhouse
Group Media Relations
TEL: +44 (0) 131 523 4414

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 21 September 2009

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat